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12014205

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH., D.C.
196
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito — 212-294-4788
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square,	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

JA 3/8

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2011, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

Heidi M. Castro
Notary Public, State of New York
01CA6094353
Qualified In New York County
Commission Expires 6/16/15

STATEMENT OF FINANCIAL CONDITION

CastleOak Securities, L.P.
December 31, 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

CastleOak Securities, L.P.

Table of contents

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Partners of
CastleOak Securities, L.P.

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2011. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of CastleOak Securities, L.P. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

A member firm of Ernst & Young Global Limited

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets		
Cash	$	5,554
Receivables from related broker-dealers		3,952
Receivables from broker-dealers		933
Receivables from partners		24
Prepaid expenses		192
Fixed assets, net		207
Total assets	$	10,862
Liabilities, subordinated borrowings and partners' capital		
Accounts payable and accrued liabilities	$	144
Payables to related parties		897
Accrued compensation		1,736
Total liabilities		2,777
Subordinated borrowings		3,000
Partners' capital:		
General partner		2,842
Limited partner		2,243
Total partners' capital		5,085
Total liabilities, subordinated borrowings and partners' capital	$	10,862

See notes to the statement of financial condition.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2011
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the state of Delaware. The Partnership is a registered broker-dealer in securities. The Partnership is owned by CastleOak Management, LLC ("COM" – 55.9%), the general partner and CastleOak Management Holdings, LLC ("COMH" – 44.1%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products. The Partnership's counterparty transactions are introduced to Cantor Fitzgerald & Co. ("CF&CO"), a subsidiary of CFLP, for clearance and settlement on a fully-disclosed basis.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practices.

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Investment Banking

Underwriting revenues are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition.

1. General and Summary of Significant Accounting Policies (continued)

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership executes a customer transaction at the best available price in the over-the-counter ("OTC") and exchange markets. Commission revenues and related expenses are recognized on a trade date basis.

Receivables from Broker-Dealers

Receivables from broker-dealers represents fee receivable from investment banking activities.

Receivables from Related Broker-Dealers

Receivables from Related Broker-Dealers represents deposits held at CF&CO.

Fixed Assets, Net

Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over their estimated economic useful lives, generally three to five years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

1. General and Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision.

2. Related Party Transactions

CF&CO provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&CO collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&CO charges fees on a per-ticket basis, dependent upon the product traded.

CFLP provides the Partnership with administrative services, including network, data center, server administration support, and other technology services to the Partnership for which they charge the Partnership based on the cost of providing these services. Such support includes utilization of fixed assets, accounting, operations, human resources, and legal services.

Included in Receivables from partners are items related to taxes and interest paid on behalf of the partners.

3. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2011
Computer and communication equipment	$ 134
Leasehold improvements	123
Furniture, fixtures and fittings	12
	269
Less: accumulated depreciation and amortization	62
Fixed assets, net	$ 207

(In Thousands)

4. Income Taxes

As of December 31, 2011, the Partnership recorded a deferred tax liability of approximately $21, which consists primarily of book-tax differences related to forgivable loans. The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2011. As of December 31, 2011, the Partnership did not accrue any interest or penalties. Although the Partnership is not currently under examination by the federal, state or local income tax authorities, tax years ended in December 31, 2008, 2009, and 2010 are open to adjustments by such income tax authorities.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $184 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Partnership had net capital of $6,887, which was $6,703 in excess of its required net capital.

6. Commitments and Contingent Liabilities

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2011, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

6. Commitments and Contingent Liabilities (continued)

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments

In the normal course of business, the Partnership enters into commitments for underwriting transactions. As of December 31, 2011, there were no outstanding commitments.

7. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors.

A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

8. Subordinated Borrowings

The Partnership has a $10,000 subordinated revolving line of credit with CF&CO which is used to facilitate investment banking transactions. At December 31, 2011, $3,000 of subordinated borrowings was outstanding. The current rate of interest is 10%. The scheduled maturity date on the borrowing is February 28, 2013. This borrowing is subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority (FINRA) and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

9. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.

Ernst & Young LLP

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.